Exhibit 2.4

ARTICLES OF AMENDMENT TO

ARTICLES OF INCORPORATION OF

CLICKSTREAM CORP.

DESIGNATING

SERIES A CONVERTIBLE PREFERRED STOCK

Pursuant to Chapter 78.195 of the of the Nevada Revised Statutes, Clickstream Corp., a Nevada corporation (the “Corporation”), does hereby certify:

The Articles of Incorporation of the Corporation (the “Charter”) confer upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance, from time to time, in one or more series, of shares of preferred stock and, in the resolution or resolutions providing for such issue, establish for each such series the number of shares, the designations, powers, privileges, preferences and rights, if any, of the shares of such series, and the qualifications, limitations and restrictions, if any, of such series, to the fullest extent permitted by the Nevada Revised Statutes as the same exists or may hereafter be amended. On December 24, 2019, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series A Convertible Preferred Stock, comprised initially of Four Million (4,000,000) shares, and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, a series of the class of authorized preferred stock, par value

$0.001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

FIRST:	These Articles of Amendment were adopted by the Board of Directors on December 23, 2019 in the manner prescribed by Chapter 78.195 of the of the Nevada Revised Statutes (“NRS”). Shareholder action was not required.

SECOND:	That pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of the Articles of Incorporation, as amended, of the Corporation (the “Articles of Incorporation”), the Board of Directors adopted the following resolution on December 24, 2019 designating 4,000,000 shares of the Company’s authorized preferred stock as “Series A Convertible Preferred Stock”:

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Corporation in accordance with the provisions of the Articles of Incorporation, a series of Preferred Stock, having a par value of $0.001 per share, of the Corporation be and hereby is created, and that the designation and number of shares thereof, and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series, and the qualifications, limitations and restrictions thereof, are as follows:

TERMS OF

SERIES “A” CONVERTIBLE PREFERRED STOCK

Four Million (4,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series A Convertible Preferred Stock” with the following rights, preferences, powers, privileges, restrictions, qualifications, and limitations.

1. Fractional Shares. Series A Convertible Preferred Stock may be issued in fractional shares.

2.    Dividends. Series A Convertible Preferred Stock shall be treated pari passu with Common Stock except that the dividend on each share of Series A Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of Common Stock multiplied by the Conversion Rate.

3. Liquidation, Dissolution, or Winding Up.

(a) Payments to Holders of Series A Convertible Preferred Stock. Series A Convertible Preferred Stock shall be treated pari passu with Common Stock except that the payment on each share of Series A Convertible Preferred Stock shall be equal to the amount of the payment on each share of Common Stock multiplied by the Conversion Rate.

4. Voting.

(a)   The shares of Series A Convertible Preferred Stock shall vote on all matters as a class with the holders of Common Stock and each share of Series A Convertible Preferred Stock shall be entitled to the number of votes per share equal to the Conversion Rate.

5. Conversion Rate and Adjustments.

(a)  Conversion Rate. The Conversion Rate shall be 100 shares of Common Stock (as adjusted pursuant to this Section 5) for each share of Series A Convertible Preferred Stock.

(b)  Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series A Convertible Preferred Stock effect a subdivision of the outstanding Common Stock, the Conversion Rate then in effect immediately before that subdivision shall be proportionately increased. If the Corporation shall at any time or from time to time after the issuance of the Series A Convertible Preferred Stock combine the outstanding shares of Common Stock, the Conversion Rate then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(c)  Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation, or merger involving the Corporation in which the Common Stock (but not the Series A Convertible Preferred Stock) is converted into or exchanged for securities, cash, or other property, then, following any such reorganization, recapitalization, reclassification, consolidation, or merger, each share of Series A Convertible Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Convertible Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation, or merger would have been entitled to receive pursuant to such transaction.

6.    Automatic Conversion. Each share of Series A Convertible Preferred shall automatically be converted into shares of Common Stock at its then effective Conversion Rate upon the earliest of:

(a)  the closing of either Form S-1 Registration or Form 1-A Offering under the Securities Act of 1933, as amended, covering the offer and sale to the public of Common Stock for the account of the Company with $2,000,000 in cash proceeds to the Company, net of underwriting discounts.

(b)   the written consent of the holders of at least a majority of the then outstanding Series A Convertible Preferred Stock.

(c) January 1st, 2021

In the event of the automatic conversion of the Preferred in connection with a Registered or Qualified Public Offering as stated above in 6(a), the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred shall be deemed to have converted such Preferred immediately after the closing of such sale and issuance of securities.

7. Anti-Dilution Provision.

(a) The holders of the Series A Convertible Preferred Stock shall have anti-dilution rights (the “Anti-Dilution Rights”) during the Two-year period after the Series A Convertible Preferred converted into shares of Common Stock at its then effective Conversion Rate. The anti-dilution rights shall be pro-rata to the holder’s ownership of the Series A Convertible Preferred Stock. The Company agrees to assure that the holders of the Series A Convertible Preferred Stock shall have and maintain at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 80%, calculated on a fully-diluted basis. In the event that the Company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for common stock or preferred stock to any person or entity, the Company agrees to undertake all necessary measures as may be necessary or expedient to accommodate its performance under this Series A Convertible Preferred Stock Designation, including, without limitation, the amendment of its articles of incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to Series A Convertible Preferred Stock holders so as to maintain in Series A Convertible Preferred Stock holders, a 80% interest in the common stock and preferred stock of the Company, calculated on a fully-diluted basis.

8.     Waiver. Any of the rights, powers, or preferences of the holders of Series A Convertible Preferred Stock set forth herein may be waived by the affirmative consent or vote of the holders of at least a majority of the shares of Series A Convertible Preferred Stock then outstanding.

RESOLVED, FURTHER, that any executive officer of the Corporation be and they hereby is authorized and directed to prepare and file a Certificate of Designation of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Nevada law.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Amendment this 24th day of December 2019.

Name:	Michael Handelman
Title:	CFO

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